UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GlobalSCAPE, Inc.

(Name of Subject Company)

GlobalSCAPE, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37940G109

(CUSIP Number of Class of Securities)

Robert H. Alpert

Chief Executive Officer

4500 Lockhill Selma Road, Suite 150

San Antonio, Texas 78249

(210) 308-8267

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by GlobalSCAPE, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission on July 31, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2020, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

“ITEM 8. ADDITIONAL INFORMATION—(e) Legal Proceedings” is amended and restated in its entirety as follows:

“On August 3, 2020, Shiva Stein, a purported stockholder of the Company, filed a complaint in the United States District Court of Delaware, captioned Shiva Stein v. GlobalSCAPE, Inc., Robert Alpert, Thomas E. Hicks, David L. Mann, and C. Clark Webb., Civil Action No. 1:20-cv-01035-UNA (the “Stein Complaint”) against the Company and all members of the Company Board. Among other things, the Stein Complaint alleges that the Company, and the members of the Company Board in their capacity as controlling persons, caused a materially incomplete and misleading Solicitation Statement on Schedule 14D-9 (the “Solicitation Statement”), concerning, among other things, (i) the Company’s financial projections relied upon by the Company’s financial advisor, B. Riley, in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by B. Riley, filed on July 31, 2020 with the SEC and disseminated to Company stockholders, rendering the Solicitation Statement false and misleading and in violation of the Exchange Act and related regulations. The Stein Complaint seeks, among other things, an order preliminarily and permanently enjoining proceeding with the tender offer unless and until the allegedly omitted information is disclosed to the Company’s stockholders or, in the event the Offer is consummated, to recover damages resulting from the alleged violations of the Exchange Act by the Company and the members of the Company Board.

On August 4, 2020, John Thompson, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court of Delaware, captioned John Thompson, individually and on behalf of all others similarly situated v. GlobalSCAPE, Inc., Robert Alpert, Thomas E. Hicks, David L. Mann, C. Clark Webb, Help/Systems, LLC and Grail Merger Sub, Inc., Civil Action No. 1:20-cv-01039-UNA (the “Thompson Complaint”) against the Company, all members of the Company Board, Parent and Merger Sub. Among other things, the Thompson Complaint alleges that the Company, Merger Sub and the members of the Company Board and Parent in their capacity as controlling persons, caused a materially incomplete and misleading Solicitation Statement, concerning, among other things, (i) the Company’s financial projections relied upon by the Company’s financial advisor, B. Riley, in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by B. Riley, filed on July 31, 2020 with the Commission and disseminated to Company stockholders, (iii) the engagement of past services of B. Riley and Stephens and (iv) non-disclosure agreements prior to and during the “go-shop” process, rendering the Solicitation Statement false and misleading and in violation of the Exchange Act and related regulations. The Thompson Complaint seeks, among other things, (i) an order enjoining proceeding with the tender offer, (ii) in the event the Offer is consummated, to recover damages resulting from the alleged violations of the Exchange Act by the Company, the members of the Company Board, Parent and Merger Sub and (iii) an order directing the Company Board to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSCAPE, INC.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer

August 5, 2020